UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of

the Securities Act of 1934

Date of Report (Date of earliest event reported): October 10, 2019

Synthesis Energy Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33522	20-2110031
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Riverway, Suite 1700 Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)

(713) 579-0600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CRF 240.133-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On October 10, 2019 (the “Agreement Date”), Synthesis Energy Systems, Inc., a Delaware corporation (the “Company”), SES Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Subsidiary”), and Australian Future Energy Pty Ltd, an Australian proprietary limited company (“AFE”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, AFE will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into Merger Subsidiary (the “Merger”), the separate corporate existence of Merger Subsidiary shall cease and AFE shall be the successor or surviving corporation of the Merger and a wholly owned subsidiary of the Company. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. Upon the consummation of the Merger, it is contemplated that the Company will also change its name.

Upon consummation of the Merger, and subject to the terms and conditions of the Merger Agreement, holders of AFE ordinary shares will receive, in exchange for such ordinary shares, 3,875,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”). All outstanding Company stock options and restricted stock will remain outstanding post-Merger on the same terms and conditions as currently applicable to such awards, provided that outstanding awards for departing directors shall be amended to extend exercisability for the term of the award.

The respective boards of directors of the Company, Merger Subsidiary and AFE have determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of their respective stockholders, and have approved the Merger and the Merger Agreement. The transactions contemplated by the Merger Agreement are subject to the approval of the Company’s and AFE’s respective shareholders at shareholders’ meetings to be called and held by the Company and AFE, respectively, and other closing conditions, including, among other things, the filing and effectiveness of a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and the consummation of the transactions contemplated by the Share Exchange Agreements and the Purchase Agreements Agreements.

The Merger Agreement contains representations and warranties by the Company and Merger Subsidiary, on the one hand, and by AFE, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the Company and Merger Subsidiary, on the one hand, and AFE, on the other hand. Accordingly, the representations and warranties and other disclosures in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about the Company, Merger Subisidiary or AFE at the time they were made or otherwise.

Under the Merger Agreement, at the closing of the Merger, the directors of the Company will be Messrs. Stephen Lonie, Edward Choros, Richard Barker, Robert Rigdon and an additional independent director to be identified, and the officers of the Company will be Messrs. Kerry Parker (President and Chief Executive Officer), Ronald Higson (Chief Operating Officer) and David Hiscocks (Corporate Controller).

The Merger Agreement contains certain termination rights for both the Company and AFE, including, among other things, if the Merger is not consummated on or before April 15, 2020.

The Merger Agreement is included herein as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement.

Batchfire Share Exchange

In connection with the entry into the Merger Agreement, the Company entered into Share Exchange Agreements (each, a “Share Exchange Agreement”) with certain of the shareholders of Batchfire Resources Pty Ltd (“Batchfire”), whereby such shareholders will exchange their shares of Batchfire for shares of the Common Stock at a ratio of 10 Batchfire shares for one share of Common Stock. As a result of these exchanges, the Company would own 25% of the outstanding shares of Batchfire. The closing of the exchange is subject to certain conditions specified in the Share Exchange Agreements, including, without limitation, the consummation of the transactions contemplated by the Merger Agreement. In addition, the Company is making an offer to the remaining shareholders of Batchfire such that the Company would acquire 100% of the shares if the offers are all accepted.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the form of the Share Exchange Agreement which is attached as Exhibit 10.1 hereto and incorporated by reference herein in their entirety.

Debt Financing and Amendments

In connection with the entry into the Merger Agreement, the Company entered into a securities purchase and exchange agreements (each, a “Purchase Agreement”) with each of the existing holders of its 11% senior secured debentures issued in October 2017 (the “2017 Debentures”), whereby each of the holders agreed to exchange their 2017 Debentures and accompanying warrants (the “2017 Warrants”) for new debentures (the “New Debentures”) and warrants (the “New Warrants”), and certain of the holders agreed to provide $2,000,000 of additional debt financing (the “Interim Financing”).

As compensation for its services, the Company will pay to T.R. Winston & Company, LLC (the “Placement Agent”): (i) a cash fee of $140,000 (representing an aggregate fee equal to 7% of the face amount of the Merger Debentures, as defined below); and (ii) a warrant to purchase 100,000 shares of Common Stock (the “Placement Agent Warrant”). We have also agreed to reimburse certain expenses of the Placement Agent.

The Warrants and the Placement Agent Warrant will be exercisable into shares of Common Stock at any time from and after the closing date at an exercise price of $6.00 per common share (subject to adjustment). The Warrants and the Placement Agent Warrant will terminate five years after they become exercisable. The Warrants and the Placement Agent Warrant contain provisions providing for the adjustment of the purchase price and number of shares into which the securities are exercisable

The New Debentures and the Warrants have substantially similar terms to the 2017 Debentures and 2017 Warrants, including as to maturity and security, except that the New Debentures, among other differences, (i) provide for the payment to certain holders, at their election, of interest payments in shares of the Common Stock or in kind, and (ii) provide for certain optional conversion features. The New Warrant changes the exercise price of the Warrant to $6.00 per share and make certain other modifications to the 2017 Warrants. The New Debentures and New Warrants will be issued at the closing of the transactions contemplated by the Merger Agreement.

Pursuant to the Purchase Agreements, each Debenture holder (i) waived the events of default resulting from the failure by the Company to timely file its Annual Reports on Form 10-K for the fiscal year ended June 30, 2018, for the fiscal year ended June 30, 2019 and for the fiscal quarter ended September 30, 2019, (ii) waived the event of default resulting from the failure by the Company to make interest payments due on July 1, 2019, October 1, 2019 and January 31, 2020, and (iii) consented to the consummation of the Merger and the issuance of the Merger Debentures and the Merger Warrants (each as defined below), notwithstanding any limitations in the Debentures to the contrary.

As mentioned above, pursuant to the Purchase Agreements, the Company also issued $2,000,000 of 11% senior secured debentures (the “Merger Debentures”) to certain accredited investors, along with warrants to purchase $4,000,000 of shares of Common Stock, half of which were Series A Common Stock Purchase Warrants (the “Series A Merger Warrants”) and half of which were Series B Common Stock Purchase Warrants (the “Series B Merger Warrants” and, together with the Series A Merger Warrants, the “Merger Warrants”), as part of the Interim Financing. The Company shall receive the $2,000,000 pursuant to the Merger Debentures according to the following schedule: (i) $1,000,000 on or before October 14, 2019, (ii) $500,000 upon the filing of the proxy statement for the Company stockholder approval of the Merger, and (iii) $500,000 within two business days of Company stockholder approval of the Merger. The terms of the Merger Debentures are the same as the New Debentures. The Merger Debentures are intended to assist the Company in financing its business through the closing of the Merger.

Interest on the Merger Debentures is payable quarterly in arrears, at the option of the holder, in the form of shares of Common Stock, to be issued at a price of the lower of $3.00 per share and the 10-day trailing VWAP for the period immediately prior to the due date of the interest payment, or in kind. The Merger Debentures are convertible at any time by the holders into shares of Common Stock at a price of $3.00 per share, and the Company can require conversion into shares of Common Stock at a price of $3.00 per share if the Common Stock trades at or above $10.00 per share for ten consecutive trading days.

The Merger Warrants will be exercisable into shares of Common Stock at any time from and after the issue date at an exercise price of $3.00 per share of Common Stock, in the case of the Series A Merger Warrants, or $6.00 per share of Common Stock, in the case of the Series B Merger Warrants. The Merger Warrants will terminate five years after they become exercisable. The Merger Warrants contain provisions providing for the adjustment of the purchase price and number of shares into which the securities are exercisable. The terms of the Merger Warrants are the same as the New Warrants. The Placement Agent Warrant has the same terms as the Merger Warrant with an exercise price of $3.00 per share.

In connection with entering into the Purchase Agreement, the Company also entered into a Registration Rights Agreement with the investors whereby the Company agreed to register the shares of Common Stock underlying the New Debentures, the New Warrants, the Merger Debentures and the Merger Warrants.

The Company has also agreed to loan $350,000 of the proceeds from the Merger Debentures to AFE to assist AFE in financing its business through the closing of the Merger. The terms of this loan will be disclosed once finalized between the Company and AFE.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the forms of the Purchase Agreement, the Registration Rights Agreement, the New Debentures, the New Warrants, the Series A Merger Warrants and the Series B Merger Warrants which are attached as Exhibits 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 hereto and incorporated by reference herein in their entirety.

Management Consulting Agreement

On the Agreement Date, the Company entered into a management consulting agreement (the “Consulting Agreement”) with Market Development Consulting Group, Inc. d/b/a MDC Group (“MDC”). The Consulting Agreement has a term of one year, ending on September 30, 2019, but is terminable by either party on 30 days notice in connection with an annual review of the services provided by MDC under the Consulting Agreement.

Under terms of the Consulting Agreement, MDC will, among other things, (a) be responsible for the Company’s communications strategy to current and potential stockholders; (b) serve as advisor to Company management and primary point of contact for media and stockholder relations; and (c) provide management and guidance for Company market and investor awareness initiatives.

Until the earlier of the closing of the Merger or the sixth month anniversary of the Agreement Date, MDC will receive a monthly fee of $10,000 plus expense reimbursement. Thereafter, MDC will receive a monthly fee of $25,000 plus expense reimbursement.

On the Agreement Date, the Company issued 70,000 shares of Common Stock to MDC (the “MDC Agreement Date Shares”) and upon the closing of the Merger, the Company will issue an additional 30,000 shares of Common Stock to MDC (the “MDC Merger Closing Shares” and, in together with the MDC Agreement Date Shares, the “MDC Engagement Shares”).

MDC also received a warrant to acquire 300,000 shares of Common Stock upon signing of the Consulting Agreement and will receive additional warrants to acquire 1% of the then fully diluted Common Stock on each annual anniversary prior to termination of the Consulting Agreement (together, the “MDC Warrants”). Subject to specified limitations in the Consulting Agreement, MDC also has certain piggyback registration rights with respect to the shares of Common Stock underlying the MDC Warrants.

The foregoing description is qualified in its entirety by reference to the full text of the Consulting Agreement and the MDC Warrant, which are filed with this Current Report on Form 8-K as Exhibit 10.8 and Exhibit 10.9, respectively.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The discussion in Item 1.01 regarding the issuance of the New Debentures and the Merger Debentures is incorporated by reference into this Item 2.03.

Item 3.02	Unregistered Sales of Equity Securities.

The discussions in Item 1.01 regarding the MDC Engagement Shares and the shares of Common Stock issuable in connection with the Share Exchange Agreements, the New Warrants, the Merger Warrants, the New Debentures the Merger Debentures and the MDC Warrants are incorporated by reference into this Item 3.02.

Item 7.01.	Regulation FD Disclosure.

On October 10, 2019, the Company issued a press release announcing its entry into the Merger Agreement and the related transactions. A copy of the press release is attached hereto as Exhibit 99.1.

In accordance with General Instruction B.2 of Form 8-K, the foregoing information, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall such information and Exhibits be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

2.1	Agreement and Plan of Merger by and among the Company, SES Merger Sub, Inc. and Australian Future Energy Pty Ltd. dated October 10, 2019.

10.1	Form of Share Exchange Agreement between the Company and certain shareholders of Batchfire Resources Pty Ltd.

10.2	Form of Securities Purchase and Exchange Agreement between the Company and each of the holders of the 11% Senior Secured Debentures.

10.3	Form of Registration Rights Agreement between the Company and each of the holders of the 11% Senior Secured Debentures

10.4	Form of New Debenture.

10.5	Form of New Warrant.

10.6	Form of Series A Merger Warrant.

10.7	Form of Series B Merger Warrant.

10.8	Management Consulting Agreement between the Company and Market Development Consulting Group, Inc. dated October 10, 2019.

10.9	Warrant issued to Market Development Consulting, Inc. dated October 10, 2019.

99.1	Press release regarding Merger Agreement and the related transactions.

Forward-Looking Statements

This current report, including Exhibit 99.1, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. The forward-looking statements include statements about future operations and the anticipated timing for closing the proposed merger. Forward-looking statements are based on current expectations and assumptions and analyses made by the Company and AFE in light of experience and perception of historical trends, current conditions and expected future developments, as well as other factors appropriate under the circumstances. However, whether actual results and developments will conform with expectations is subject to a number of risks and uncertainties, including but not limited to the possibility that the companies may be unable to obtain stockholder approval or satisfy the other conditions to closing. The Company’s annual report on Form 10-K for the year ended June 30, 2018, recent current reports on Form 8-K, and other SEC filings discuss some of the important risk factors identified that may affect its business, results of operations, and financial condition. The Company and AFE undertake no obligation to revise or update publicly any forward-looking statements, except as required by law.

Additional Information about the Transaction

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company that also constitutes a prospectus of the Company relating to the Common Stock to be issued pursuant to the Merger. The proxy statement/prospectus will include important information about both the Company and AFE. The Company also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AFE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain these documents when available free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by the Company can be obtained free of charge from the Company’s website at www.synthesisenergysystems.com.

Participants in Solicitation

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its annual report on Form 10-K for the year ended June 30, 2018, which was filed with the SEC on November 14, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 29, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Synthesis Energy Systems, Inc.

Dated: October 10, 2019	/s/ Robert Rigdon
Robert Rigdon
President and Chief Executive Officer

Exhibit Index

2.1	Agreement and Plan of Merger by and among the Company, SES Merger Sub, Inc. and Australian Future Energy Pty Ltd. dated October 10, 2019.

10.1	Form of Share Exchange Agreement between the Company and certain shareholders of Batchfire Resources Pty Ltd.

10.2	Form of Securities Purchase and Exchange Agreement between the Company and each of the holders of the 11% Senior Secured Debentures.

10.3	Form of Registration Rights Agreement between the Company and each of the holders of the 11% Senior Secured Debentures

10.4	Form of New Debenture.

10.5	Form of New Warrant.

10.6	Form of Series A Merger Warrant.

10.7	Form of Series B Merger Warrant.

10.8	Management Consulting Agreement between the Company and Market Development Consulting Group, Inc. dated October 10, 2019.

10.9	Warrant issued to Market Development Consulting, Inc. dated October 10, 2019.

99.1	Press release regarding Merger Agreement and the related transactions.